AUBURN BANCORP

2008 ANNUAL REPORT

TABLE OF CONTENTS

PRESIDENT'S LETTER TO SHAREHOLDERS

As President and Chief Executive Officer of Auburn Bancorp, Inc., I feel privileged to have the opportunity to write this, our initial letter to you, our shareholders. I know I speak for everyone at Auburn Savings Bank, FSB and its parent company in thanking you for your continued support of our institution, and in particular for the support you've shown as we've transitioned from a mutual institution to the mutual holding company form of organization.

I am happy to report that 226,478 shares of Auburn Bancorp, Inc. common stock were sold to eligible depositors and other members of Auburn Savings Bank, FSB, an employee stock ownership plan and members of the general public in our initial public offering, which was completed in August 2008. While the results of this infusion of new capital are not reflected in the balance sheet for the fiscal year ended June 30, 2008, management believes that the 2009 fiscal year will demonstrate the new opportunities now afforded to Auburn Savings Bank, FSB to expand its lending presence in greater Androscoggin County as well as to add new products and to generate additional income. We feel confident that these new opportunities will not only benefit the communities we serve, but will also result in additional future shareholder value for you.

As you know, during the public offering, the subprime mortgage crisis became a front page topic that continues to occupy the headlines to this day. Fortunately, unlike other areas of the country, the greater Lewiston-Auburn area did not experience the extreme rise in real estate prices and in overdevelopment that contributed to the problem. We think it's worth noting that Auburn Savings Bank, FSB does not market subprime loans and has not experienced the high level of serious credit delinquency that is contributing to the country's current economic woes. Both Auburn Savings Bank, FSB's management and Board of Directors are committed to using prudent underwriting practices and will continue to focus on maintaining the current level of quality imbedded in our loan portfolio.

Thanks to the strong leadership of our Directors and the dedication of our senior management team and highly trained staff, I'm also happy to report that we have been able to expand our product line and services in the past few years and undertake new ventures, including becoming a public company, without having to add to our staff. Furthermore, our institution's reputation for strong customer service and good relationships with our customers is an intangible asset that has not only been the backbone of our growth and success for over 121 years, but will, I'm sure, be one of the determining factors in our future growth and success.

As President and Chief Executive Officer, I value the confidence that you have placed in Auburn Bancorp, Inc. and pledge that our priority going forward will be and to blend shareholder expectations with our traditional banking environment to continue Auburn Savings Bank, FSB's tradition of quality service and value to its customers and shareholders.

Respectfully submitted,

Allen T. Sterling
President and Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Our principal business is to acquire deposits from individuals and businesses in the communities surrounding our offices and to use these deposits to fund loans. We focus on providing our products and services to two segments of customers: individuals and businesses.

Income. Our primary source of income is net interest income. Net interest income is the difference between interest income, which is the income that we earn on our loans and investments, and interest expense, which is the interest that we pay on our deposits and borrowings. Changes in levels of interest rates affect our net interest income. Short-term interest rates (which influence the rates we pay on deposits) have until recently increased, while longer-term interest rates (which influence the rates we earn on loans) have not. The narrowing of the spread between the interest we earn on loans and investments and the interest we pay on deposits would negatively affect our net interest income. A secondary source of income is non-interest income, which includes revenue that we receive from providing products and services. The majority of our non-interest income generally comes from loan service charges and service charges on deposit accounts.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a regular basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Expenses. The non-interest expenses we incur in operating our business consist of expenses for salaries and employee benefits, occupancy and equipment, data processing, marketing and advertising, professional services and various other miscellaneous expenses. Our largest non-interest expense is salaries and employee benefits, which consist primarily of salaries and wages paid to our employees, payroll taxes, and expenses for health insurance, retirement plans and other employee benefits. In the future, we will recognize additional annual employee compensation expenses stemming from the adoption of new equity benefit plans. We cannot determine the actual amount of these new stock-related compensation and benefit expenses at this time because applicable accounting practices require that they be based on the fair market value of the shares of common stock at specific points in the future.

As a result of the mutual holding company reorganization and minority stock offering, we will incur additional non-interest expenses as a result of operating as a public company. These additional expenses will consist primarily of legal and accounting fees and expenses of stockholder communications and meetings.

Critical Accounting Policies

We consider accounting policies that require management to exercise significant judgment or discretion, or make significant assumptions that have or could have a material impact on the carrying value of certain assets or on income, to be critical accounting policies. We consider the following to be our critical accounting policies.

Allowance for loan losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance for loan losses is evaluated on a regular basis by management and is based on management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of the underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans that are classified as impaired, whereby an allowance is established when the discounted cash flows, collateral value or observable market price of the impaired loan is lower than the carrying value of that loan. The general component relates to pools of non-impaired loans and is based on historical loss experience adjusted for qualitative factors.

A loan is considered impaired when, based on current information and events, it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Management considers factors including payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due when determining impairment. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, we do not separately identify individual consumer and residential loans for impairment disclosures.

Actual loan losses may be significantly more than the allowance we have established, which could have a material negative effect on our financial results.

Securities. We classify our investments as available for sale. These assets are recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income or loss. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of investment securities available for sale below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) our intent and ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized over the contractual life of the loans as an adjustment of the related loan yield using the interest method.

Loans past due 30 days or more are considered delinquent. The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in process of collection. Consumer loans are typically charged off when they are no more than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. Cash payments on these loans are applied to principal balances until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Operating Strategy

Our mission is to operate and grow a profitable community-oriented financial institution. We plan to achieve this by executing on our strategy of:

- Remaining a community-oriented institution;
- Continuing to use conservative underwriting practices to maintain the high quality of our loan portfolios;
- Building core and other deposits;
- Continuing to grow our commercial real estate and commercial business loan portfolios; and
- Continuing to emphasize the origination of one- to four-family residential real estate lending.

Remaining a community-oriented institution. We were established in Auburn, Maine in 1887 and have been operating continuously since that time. We have been, and continue to be, committed to meeting the financial needs of the communities in which we operate and remain dedicated to providing customer service as a means to attract and retain customers. We deliver personalized service and respond promptly to customer needs and inquiries. We believe that our community orientation is attractive to our customers and distinguishes us from the larger banks that operate in our area.

Continue to use conservative underwriting practices to maintain the high quality of our loan portfolio. We believe that maintaining high asset quality is a key to long-term financial success. We have sought to grow our loan portfolio while keeping nonperforming assets to a minimum. We use underwriting standards that we believe are conservative, and we diligently monitor collection efforts. At June 30, 2008, we had four non-performing loans totaling approximately $251,000 in our total loan portfolio and had only one real estate loan totaling $87,000 in process of foreclosure. Although we intend to continue our efforts to originate commercial and multi-family loans, we intend to maintain our philosophy of managing loan exposure through our conservative approach to lending.

Building Core and Other Deposits. We offer checking accounts, NOW accounts and savings accounts, which generally are lower-cost sources of funds than certificate of deposits and are less sensitive to withdrawal when interest rates fluctuate. In order to build our core deposit base, we intend to continue to offer a broad range of deposit products. As we grow our commercial loan portfolio, we expect to attract core deposits from our new commercial loan customers. We also intend to allocate additional marketing funds for advertisements targeted toward core deposit growth.

Continuing to grow our commercial real estate and commercial business loan portfolios. Our business plan anticipates that we will emphasize originating commercial real estate and commercial business loans. These loans provide higher returns than loans secured by one- to four-family real estate. Commercial real estate and commercial business loans, however, involve a greater degree of credit risk than one- to four-family residential mortgage loans. Because payments on these loans are often dependent on the successful operation or management of the properties or business, repayment of such loans may be subject to adverse conditions in the real estate market or the economy. Commercial loans, including both commercial real estate and commercial business loans, increased $3.5 million, or 39.4%, from June 30, 2007 to June 30, 2008 and at June 30, 2008 comprised approximately 21.5% of total loans. As commercial development of industrial parks, new office space and retail shopping areas in Lewiston and Auburn creates new jobs and supports new and existing small businesses, we anticipate that there will be many commercial real estate and commercial business loan opportunities that we may pursue with what we believe are our conservative underwriting guidelines. We believe that our customer service in the commercial loan area will distinguish us from the larger banks that operate in this area.

Continue to emphasize the origination of one- to four-family residential real estate lending. Our primary lending activity is the origination of residential real estate loans secured by homes in our market area. We intend to continue emphasizing the origination of residential real estate loans after completion of the stock offering. At June 30, 2008, 57.4% of our total loans were one- to four-family residential real estate loans. We believe our emphasis on residential real estate lending, which carries a lower credit risk than commercial and multi-family real estate lending, contributes to our high asset quality.

Comparison of Financial Condition at June 30, 2008 and June 30, 2007

Total Assets. Total assets increased by $3.9 million, or 6.2%, from $62.4 million at June 30, 2007 to $66.3 million at June 30, 2008. This increase in total assets resulted largely from an increase in the number and dollar value of total loans.

Cash and Cash Equivalents. Cash and correspondent bank balances decreased by $1.4 million, or 41.0%, from $3.4 million at June 30, 2007 to $2.0 million at June 30, 2008. This decrease was largely the result of the increase in funding of loans.

Certificates of deposit. Certificate of deposit balances in other banks increased by $1.7 million, or 280.1%, from $594,000 at June 30, 2007 to $2.3 million at June 30, 2008. This increase was largely the result of new investments coming from maturities of securities from the investment portfolio available for sale.

Securities Available for Sale. The investment portfolio available for sale aggregated $1.4 million at June 30, 2008, a decrease of $930,000, or 39.4%, from $2.4 million at June 30, 2007. Within the securities portfolio, U.S. Government-sponsored enterprise obligations decreased by $648,000, due to obligations that matured and were not replaced. Mortgage-backed securities decreased $146,000, or 24.6%, and SBA securities decreased $115,000, or 95.4%, from $121,000 at June 30, 2007 to $6,000 at June 30, 2008.

Net Loans. Including loans held for sale, net loans increased $3.9 million, or 7.3%, from $52.8 million at June 30, 2007 to $56.7 million at June 30, 2008 as a result of an increase in commercial real estate, commercial and residential mortgage loans, partially offset by a decrease in home equity loans. Residential mortgage loans increased $1.0 million, or 3.2%. Commercial real estate loans increased $2.6 million, or 34.8%, as a result of the market demand for commercial real estate. Home equity loans decreased $261,000, or 2.3%, as a result of loan prepayments. Construction loans increased $12,000, or 1.1%, due primarily to a net increase in loan volume. Commercial loans increased $846,000, or 67.3%, and consumer installment loans increased $20,000, or 3.9%.

Deposits and Borrowed Funds. Deposits increased $1.2 million, or 2.7%, from $44.9 million at June 30, 2007 to $46.1 million at June 30, 2008. Demand accounts increased $226,000 million, or 8.1%, NOW accounts decreased $161,000, or 7.2%, savings accounts increased $486,000, or 18.7%, money market accounts increased $298,000, or 3.2%, and certificates of deposits increased $345,000, or 1.2%. The increase in demand accounts is associated with the corresponding increase in new commercial loans and the increase in savings accounts is associated with funds deposited for the purchase of Auburn Bancorp Inc. common stock.

Total borrowings from the Federal Home Loan Bank of Boston increased $2.5 million, or 19.0%, from $12.9 million as of June 30, 2007 to $15.4 million at June 30, 2008. This increase was used to fund loan growth.

Total Capital. Retained earnings increased by $204,000, comprised of net income of $151,000 and the cumulative effect of capitalizing mortgage servicing rights of $53,000. Accumulated other comprehensive loss increased from $(12,000) at June 30, 2007 to $(49,000) at June 30, 2008, a result of net unrealized losses arising during the year, which led to an overall capital increase of $168,000.

Comparison of Operating Results For the Years Ended June 30, 2008 and June 30, 2007

Net Income. Net income increased $31,000, or 25.7%, to $151,000 for the year ended June 30, 2008 compared to $120,000 for the year ended June 30, 2007. The increase was primarily the result of an increase of $86,000 in net interest income and $62,000 in non-interest income, offset by an increase of $94,000 in non-interest expense.

Net Interest Income. The table on page 40 sets forth the components of the Bank's net interest income, yields on interest-earning assets and interest-bearing liabilities, and the effect on net interest income arising from changes in volume and rate. Net interest income increased $86,000, or 5.5%, from $1.6 million for the year ended June 30, 2007 to $1.7 million for the year ended June 30, 2008. The positive effects of an increase in volume of interest earning assets and higher yields on interest-earning assets were partially offset by an increase in interest expense due to an increase in volume of interest-bearing liabilities and decrease in rates on interest-bearing liabilities.

The increase in volume of interest-earning assets increased interest income by $91,000, while the increase in the volume of interest-bearing liabilities increased interest expense by $85,000. The changes in volume had the effect of increasing net interest income by $6,000. The increase in net interest income attributable to higher yields on interest-earning assets totaled $38,000 compared to a $43,000 increase in net interest income attributable to lower rates on interest-bearing liabilities. Net interest margin increased from 2.67% for the year ended June 30, 2007 to 2.74% for the year ended June 30, 2008. During fiscal 2008, short-term market interest rates increased at a faster rate than did longer-term market interest rates.

Interest and Dividend Income. Total interest and dividend income increased from $3.9 million for the year ended June 30, 2007 to $4.0 million for the year ended June 30, 2008. This increase of $128,000, or 3.3%, was due primarily to an increase in interest income on commercial real estate, multi-family and fixed rate home equity loans. Interest income on loans increased by $120,000, or 3.3%, and interest income on securities and interest-bearing deposits increased by $21,000, or 9.1%.

Interest Expense. Interest expense increased by $42,000, or 1.8%, from the year ended June 30, 2007 to the year ended June 30, 2008. Average deposit balances increased $799,000, while average rates decreased from 3.65% to 3.06% due to increase in balances with lower cost of funds. Average borrowings increased from $13.2 million to $14.0 million. The average rate on borrowings decreased from 5.44% to 4.92%.

Provision for Loan Losses. Our provision for loan losses decreased from $34,000 for the year ended June 30, 2007 to $29,000 for the year ended June 30, 2008. Net loan charge-offs for the years ended June 30, 2008 and 2007 were each $1,000. The allowance for loan losses of $346,000 at June 30, 2008 represented .61% of total loans, as compared to an allowance of $318,000, representing 0.60% of total loans at June 30, 2007. Our analysis of the adequacy of the allowance considers economic conditions, historical losses, and management's estimate of losses inherent in the portfolio. For further discussion of our current methodology, please refer to "*Business of Auburn Savings Bank, FSB.*"

Non-interest Income. Total non-interest income increased from $112,000 for the year ended June 30, 2007 to $174,000 for the year ended June 30, 2008. The increase was due to a $41,000 increase in gains realized on the sale of loans into the secondary market for the year ended June 30, 2008, and an increase in other non-interest income of $54,000.

Non-interest Expense. Non-interest expense increased $94,000, or 6.4%, to $1.6 million for the year ended June 30, 2008 as compared to $1.5 million for the year ended June 30, 2007. The increase was primarily attributable to increases in employee salaries and benefits of $67,000, an increase in occupancy expense of $5,000, an increase in computer charges of $12,000 and an increase in consulting expense of $11,000. These increases were offset partially by a decrease in depreciation of $16,000.

Income Taxes. Income tax expense was $77,000 for the year ended June 30, 2008, reflecting an effective tax rate of 33.8%, compared to $50,000 for the year ended June 30, 2007, reflecting an effective tax rate of 29.4%. The increase in income taxes was due to higher pre-tax earnings and an increase in the effective tax rate.

Analysis of Net Interest Income

Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income depends upon the relative amounts of interest-earning assets and interest-bearing liabilities, and the interest rates earned or paid on them.

The following table sets forth average balance sheets, average yields and costs, and certain other information for the periods indicated. All average balances are daily average balances. The yields set forth below include the effect of deferred fees, and discounts and premiums that are amortized or accreted to interest income or expense. We do not accrue interest on loans on non-accrual status, however, the balance of these loans is included in the total average balance, which has the effect of lowering average loan yields.

	Fiscal Years Ended June 30,					
	2008			2007		
	Average Outstanding Balance	Interest	Yield/Rate	Average Outstanding Balance	Interest	Yield/Rate
	(Dollars in Thousands)					
Interest-earning assets:						
Loans	$ 53,937	$ 3,735	6.93%	$ 52,773	$ 3,616	6.85%
Investment securities(1)	2,610	137	5.23%	3,894	185	4.75%
Interest-earning deposits	3,866	163	4.22%	2,050	107	5.22%
Total interest-earning assets	60,413	$ 4,035	6.68%	58,717	$ 3,908	6.66%
Non-interest-earning assets	3,584			3,439		
Total assets	$ 63,997			$ 62,156		
Interest-bearing liabilities:						
Savings deposits	$ 2,550	$ 21	0.83%	$ 2,662	$ 22	0.83%
NOW accounts	1,990	18	0.93%	1,628	9	0.55%
Money market accounts	9,247	281	3.04%	9,504	326	3.43%
Certificates of deposit	28,819	1,318	4.57%	27,726	1,262	4.55%
Total interest-bearing deposits	42,606	1,638	3.85%	41,520	1,619	3.90%
FHLB advances	14,002	743	5.30%	13,234	720	5.44%
Total interest-bearing liabilities	$ 56,608	$ 2,381	4.21%	$ 54,754	$ 2,339	4.27%
Non-interest-bearing liabilities:						
Demand deposits	$ 2,554			$ 2,840		
Other non-interest-bearing liabilities	281			227		
Total liabilities	59,443			57,821		
Total capital	4,554			4,335		
Total liabilities and capital	$ 63,997			$ 62,156		
Net interest income		$ 1,654			$ 1,569	
Net interest rate spread(2)			2.47%			2.38%
Net interest-earning assets(3)	$ 3,805			$ 3,963		
Net interest margin(4)			2.74%			2.67%
Average of interest-earning assets to interest-bearing liabilities	106.72%			107.24%		

(1) Consists entirely of taxable investment securities.
(2) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(3) Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.
(4) Net interest margin represents net interest income divided by average total interest-earning assets.

Rate/Volume Analysis

The following table presents the dollar amount of changes in interest income and interest expense for the major categories of our interest-earning assets and interest-bearing liabilities. Information is provided for each category of interest-earning assets and interest-bearing liabilities with respect to (i) changes attributable to changes in volume (i.e., changes in average balances multiplied by the prior-period average rate) and (ii) changes attributable to rate (i.e., changes in average rate multiplied by prior-period average balances). Changes due to the interaction between volume and rate were allocated pro rata between volume and rate.

	Fiscal Years Ended June 30, 2008 vs. 2007		
	Increase (Decrease) Due to		Net Increase (Decrease)
	Volume	Rate	
	(Dollars in Thousands)		
Loans	$ 81	$ 39	$ 120
Investment securities	(67)	19	(48)
Interest-earning deposits	77	(20)	57
Total interest-earning assets	$ 91	$ 38	$ 129
Interest-bearing liabilities:			
Savings deposits	$ (1)	$ —	$ (1)
NOW accounts	3	6	9
Money market accounts	(8)	(37)	(45)
Certificates of deposit	50	6	56
Total deposits	44	(25)	19
Federal Home Loan Bank of Boston advances	41	(18)	23
Repurchase agreements	—	—	—
Total interest-bearing liabilities	$ 85	$ (43)	$ 42
Change in net interest income	$ 6	$ 81	$ 87

Management of Market Risk

General. The majority of our assets and liabilities are monetary in nature. Consequently, our most significant form of market risk is interest rate risk. Our assets, consisting primarily of mortgage loans, have longer maturities than our liabilities, consisting primarily of deposits. As a result, a principal part of our business strategy is to manage interest rate risk and reduce the exposure of our net interest income to changes in market interest rates. Accordingly, the Bank's Board of Directors has established an Asset/Liability Committee that is responsible for evaluating the interest rate risk inherent in our assets and liabilities, for determining the level of risk that is appropriate given our business strategy, operating environment, capital, liquidity and performance objectives and for managing this risk consistent with the guidelines approved by the Bank's Board of Directors. Senior management monitors the level of interest rate risk on a regular basis and the Asset/Liability Committee meets at least on a quarterly basis to review our asset/liability policies and interest rate risk position.

We have sought to manage our interest rate risk in order to minimize the exposure of our earnings and capital to changes in interest rates. In order to mitigate the potential effects of dramatic increases in market rates of interest, we have, among other things, implemented or will implement a number of strategies, including the following:

- emphasize growth of less interest rate sensitive and lower cost "core deposits" in the form of transaction accounts, such as checking and savings accounts;
- sell a portion of Auburn Savings Bank's newly originated fixed-rate residential mortgage loans;
- reduce the interest rate sensitivity of interest-bearing liabilities through utilization of fixed rate borrowings with terms of more than one year;
- use interest rate caps and floors, as determined by the Asset Liability Management Committee, to attempt to preserve net interest income in periods of rising or declining short-term interest rates; and
- maintain a level of assets in shorter-term securities and adjustable-rate mortgage-backed securities.

Depending on market conditions, we often place more emphasis on enhancing net interest margin rather than matching the interest rate sensitivity of our assets and liabilities. In particular, we believe that the increased net interest income resulting from a mismatch in the maturity of our asset and liabilities portfolios can, during periods of stable or declining interest rates provide high enough returns to justify increased exposure to sudden and unexpected increasing in interest rates. As a result of this philosophy, our results of operations and the economic value of our equity will remain vulnerable to increases in interest rates and to declines in the difference between long- and short-term interest rates.

We have not engaged in hedging through the use of financial futures or interest rate swaps. However, we have entered into interest rate cap and floor agreements as part of our interest rate risk management process. These agreements are used to manage the effect of fluctuating interest rates on net interest income. In March 2006, we purchased a three-year, $5.0 million notional value interest rate cap, in order to limit our potential exposure to rising interest rates. The cost of the transaction was $14,750. The counter-party in the transaction, the Federal Home Loan Bank of Boston, will pay us if and when the three-month LIBOR rate is above the rate cap of 6%. The interest rate cap agreement expires in March 2009. In January 2007, we purchased a three-year, $5.0 million notional value interest rate floor, in order to limit our potential exposure to decreasing interest rates. The cost of the transaction was $17,000. The counter-party in the transaction, the Federal Home Loan Bank of Boston, will pay us if and when the three-month LIBOR rate is below the rate floor of 3.75%. The interest rate floor agreement expires in January 2009. We do not use hedge accounting for the interest rate cap and interest rate floor agreements and, therefore, changes in fair value of the agreements are reported in the statements of income. At June 30, 2008, the fair value of the interest rate floor and cap is $23,380 and $1, respectively, and is reflected on the balance sheet in prepaid expenses and other assets.

Net Portfolio Value Simulation Analysis. An important measure of interest risk is the amount by which the net present value of an institution's cash flow from assets, liabilities and off balance sheet items (the institution's net portfolio value or "NPV") changes in the event of a range of assumed changes in market interest rates. The Office of Thrift Supervision provides us with the information presented in the following table, which is based on information provided to the Office of Thrift Supervision by Auburn Savings Bank. It presents the estimated changes in Auburn Savings Bank's net portfolio value at June 30, 2008 that would occur upon the assumed instantaneous changes in interest rates based on Office of Thrift Supervision assumptions and without giving effect to any steps that management might take, within the parameters established by our asset/liability management committee, to counter the effect of such interest rate changes. The Office of Thrift Supervision uses certain assumptions in assessing the interest rate risk of savings banks. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios.

Change in Interest Rates (basis points)	Net Portfolio Value			NPV as a Percentage of Present Value of Assets	
	Amount	Change	Percent Change	NPV Ratio	Increase (Decrease) (basis points)
			(Dollars in Thousands)		
+300	$3,273	$(2,315)	(41%)	5.09%	(313)
+200	4,192	(1,396)	(25%)	6.38%	(183)
+100	4,957	(631)	(11%)	7.41%	(80)
+50	5,290	(298)	(5%)	7.84%	(37)
0	5,588	0	0%	8.21%	0
-50	5,832	244	4%	8.51%	29
-100	5,990	402	7%	8.68%	47

As indicated in the table above, the result of a 100 basis point increase in interest rates is estimated to decrease net portfolio value by 11%, 25% for a 200 basis point increase and 41% for a 300 basis point increase over a 12-month horizon, when compared to the flat rate scenario. The estimated change in net interest income from the flat rate scenario to a 100 basis point decrease in interest rates is estimated to increase net portfolio value by 7%. Inherent in these estimates is the assumption that interest rates on interest bearing liabilities would change in direct proportion to changes in the U.S. Treasury yield curve. In all simulations, the lowest possible interest rate would be zero.

There are shortcomings inherent in the methodology used in the above interest rate risk measurement. Modeling changes in net portfolio value requires making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the net portfolio value table presented assumes that the composition of our interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the net portfolio value table provides an indication of our interest rate risk exposures at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on our net interest income and will differ from actual results.

Liquidity Management. Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan repayments, loan sales and maturities of investment securities. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage and mortgage-backed security prepayments are greatly influenced by general interest rates, economic conditions and competition.

We regularly adjust our investments in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities and (4) the objectives of our asset/liability management program. Excess liquid assets are invested generally in interest-earning deposits and federal funds sold. Our most liquid assets are cash and cash equivalents and interest-bearing deposits. The levels of these assets are dependent on our operating, financing, lending and investing activities during any given period. At June 30, 2008, cash and cash equivalents totaled $2.0 million, including interest-earning deposits of $230,000. Securities classified as available-for-sale, which provide additional sources of liquidity, totaled $1.4 million at June 30, 2008. For a discussion of our expected other-than-temporary impairment charge relating to certain securities in our available for sale investment portfolio, see *"Business of Auburn Savings Bank, FSB—Investment Activities"*. On June 30, 2008, we had $15.4 million of outstanding borrowings from the Federal Home

Loan Bank of Boston, and the ability to borrow an additional $6.4 million from the Federal Home Loan Bank of Boston.

At June 30, 2008, we had $1.6 million in loan commitments outstanding, as compared to $854,000 at June 30, 2007. The $761,000 increase in the amount of loan commitments outstanding at June 30, 2008 compared to June 30, 2007 was primarily the result of a $724,000 increase in one-to-four family residential mortgage loan commitments. We believe that the lower level of one- to four-family residential mortgage loan commitments at June 30, 2007 is a consequence of a special home equity loan program that we offered during the three-month period ended June 30, 2007. This program resulted in the origination of $1.2 million in fixed rate home equity loans. Most of these home equity loans closed prior to June 30, 2007 and, therefore, are not reflected in the amount of loan commitments outstanding at June 30, 2007. In addition to commitments to originate loans, we also had $3.6 million in unused lines of credit at June 30, 2008.

Certificates of deposit due within one year of June 30, 2008 totaled $21.9 million, or 47.4% of total deposits. If these deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and lines of credit. We believe, however, based on past experience, that a significant portion of our certificates of deposit will remain with us.

Our primary investing activities are the origination of loans and the purchase of securities. Our primary financing activities consist of activity in deposit accounts. However, we may from time to time utilize borrowings to fund a portion of our operations where the cost of such borrowings is more favorable than that of deposits of a similar duration. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive and to increase core deposits. Occasionally, we offer promotional rates to attract certain deposit products.

We are not aware of any known trends, events or uncertainties that will have or are reasonably likely to have a material effect on our liquidity, capital or operations, nor are we aware of any current recommendations by regulatory authorities, which if implemented, would have a material effect on liquidity, capital or operations.

Capital Management. We are subject to various regulatory capital requirements, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At June 30, 2008, we exceeded all of our regulatory capital requirements. We are considered "well-capitalized" under regulatory guidelines. See "*Business of Auburn Savings Bank, FSB—Regulation and Supervision —Regulation of Federal Savings Associations — Capital Requirements*," and Note 11 to the Financial Statements attached hereto.

The capital from the stock offering increased our liquidity and capital resources. Over time, the initial level of liquidity will be reduced as net proceeds from the stock offering are used for general corporate purposes, including repaying a portion of our borrowings. Our financial condition and results of operations have been enhanced by the capital from the stock offering, resulting in increased net interest-earning assets and net income. However, due to the increase in equity resulting from the capital raised in the stock offering, return on equity will be adversely affected by the stock offering.

Impact of Inflation and Changing Prices

The financial statements, accompanying notes, and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollar amounts without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Most of our assets and liabilities are monetary in nature, and, therefore, the impact of interest rates has a greater impact on its performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Impact of Recent Accounting Standards

On February 15, 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, which provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. This Statement is effective for the Bank's 2009 fiscal year, with early adoption permitted for the Bank's 2008 fiscal year, provided that the Bank also adopts SFAS No. 157 for fiscal year 2008. Management is currently evaluating the potential impacts of adopting this Statement on its financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. This Statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement is effective for the Bank on July 1, 2008, with earlier adoption permitted for fiscal year 2008, and is not expected to have a material impact on the Bank's financial statements. In February 2008, FASB issued FASB Staff Position (FSP) No. 157-2 which delays by one year the effective date of SFAS No. 157 for certain types of nonfinancial assets and nonfinancial liabilities.

In July 2006, the FASB issued Financial Accounting Standards Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 was effective for the Bank on July 1, 2007, and did not have a material impact on the Bank's financial statements.

In March 2006, the FASB issued SFAS No. 156, *Accounting for Servicing of Financial Assets – an Amendment of FASB Statement No. 140*. The Statement amends SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, with respect to the accounting for separately recognized servicing assets and servicing liabilities. Consistent with SFAS No. 140, SFAS No. 156 requires companies to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract. However, the Statement permits a company to choose either the amortized cost method or fair value measurement method for each class of separately recognized servicing assets. The Statement is effective as of the beginning of a company's first fiscal year after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including interim financial statements. The Bank adopted SFAS No. 156 on July 1, 2007 using the amortized cost method, and the adoption of this Statement did not have a material impact on its financial statements.

BERRY.DUNN.MCNEIL & PARKER

BDMP

CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Auburn Savings Bank, FSB

We have audited the accompanying balance sheets of Auburn Savings Bank, FSB as of June 30, 2008 and 2007, and the related statements of income, changes in capital and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Auburn Savings Bank, FSB as of June 30, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Berry, Dunn, McNeil & Parker

Portland, Maine
September 26, 2008

100 MIDDLE STREET, PO BOX 1100, PORTLAND ME 04104-1100
207-775-2387 FAX 207-774-2375
WWW.BDMP.COM

AUBURN SAVINGS BANK, FSB

Balance Sheets

June 30, 2008 and 2007

ASSETS

	2008	2007
Cash and due from banks	$ 1,782,970	$ 884,546
Interest-bearing deposits	229,517	2,528,784
Total cash and cash equivalents	2,012,487	3,413,330
Certificates of deposit	2,257,504	594,000
Investment securities available for sale	1,433,732	2,364,564
Federal Home Loan Bank stock, at cost	901,100	901,100
Loans	57,021,649	53,116,112
Less allowance for loan losses	345,550	317,580
Net loans	56,676,099	52,798,532
Property and equipment, net	1,945,233	2,001,115
Foreclosed real estate	87,383	-
Accrued interest receivable		
Investments	23,725	23,885
Mortgage-backed securities	2,034	2,566
Loans	249,547	251,082
Prepaid expenses and other assets	710,448	54,270
Total assets	$ 66,299,292	$ 62,404,444

LIABILITIES AND CAPITAL

	2008	2007
Liabilities		
Deposits	$ 46,073,155	$ 44,878,926
Federal Home Loan Bank advances	15,350,000	12,900,000
Accrued interest and other liabilities	269,752	127,207
Deferred income taxes	88,786	148,510
Total liabilities	61,781,693	58,054,643
Commitments and contingencies (Notes 6, 8 through 12)		
Capital		
Retained earnings	4,566,433	4,362,193
Accumulated other comprehensive loss	(48,834)	(12,392)
Total capital	4,517,599	4,349,801
Total liabilities and capital	$ 66,299,292	$ 62,404,444

The accompanying notes are an integral part of these financial statements.

AUBURN SAVINGS BANK, FSB

Statements of Income

Years Ended June 30, 2008 and 2007

	2008	2007
Interest and dividend income		
Interest on loans	$ 3,735,671	$ 3,615,936
Interest on investments and other interest-bearing deposits	247,852	227,223
Dividends on Federal Home Loan Bank stock	51,955	64,588
Total interest and dividend income	4,035,478	3,907,747
Interest expense		
Interest on deposits and escrow accounts	1,638,767	1,619,026
Interest on Federal Home Loan Bank advances	742,596	720,320
Total interest expense	2,381,363	2,339,346
Net interest income	1,654,115	1,568,401
Provision for loan losses	29,312	34,000
Net interest income after provision for loan losses	1,624,803	1,534,401
Non-interest income		
Net gain on sales of loans	59,620	18,872
Net gain (loss) on investments	(29,786)	3,186
Other noninterest income	143,998	89,976
Total non-interest income	173,832	112,034
Non-interest expenses		
Salaries and employee benefits	881,990	814,900
Occupancy expense	109,699	104,602
Depreciation	100,852	116,550
Federal insurance premiums	5,330	5,386
Computer charges	146,874	134,828
Advertising expense	47,038	35,543
Consulting expense	37,270	26,378
Other operating expenses	241,930	238,311
Total non-interest expenses	1,570,983	1,476,498
Income before income taxes	227,652	169,937
Income tax expense	76,850	49,955
Net income	$ 150,802	$ 119,982

The accompanying notes are an integral part of these financial statements.

AUBURN SAVINGS BANK, FSB

Statements of Changes in Capital

Years Ended June 30, 2008 and 2007

	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance, June 30, 2006	$ 4,242,211	$ (78,796)	$ 4,163,415
Comprehensive income			
Net income	119,982	-	119,982
Other comprehensive income			
Unrealized holding gains on securities, net of taxes of $31,406	-	60,961	60,961
Reclassification adjustment for items included in net income, net of taxes of $2,804	-	5,443	5,443
Total comprehensive income	119,982	66,404	186,386
Balance, June 30, 2007	4,362,193	(12,392)	4,349,801
Comprehensive income			
Net income	150,802	-	150,802
Other comprehensive income			
Unrealized holding losses on securities, net of taxes of ($27,602)	-	(53,582)	(53,582)
Reclassification adjustment for items included in net income, net of taxes of $8,830	-	17,140	17,140
Total comprehensive income	150,802	(36,442)	114,360
Effect of adoption of SFAS No. 156, net of tax effect of $17,812	53,438	-	53,438
Balance, June 30, 2008	$ 4,566,433	$ (48,834)	$ 4,517,599

The accompanying notes are an integral part of these financial statements.

AUBURN SAVINGS BANK, FSB

Statements of Cash Flows

Years Ended June 30, 2008 and 2007

	2008	2007
Cash flows from operating activities		
Net income	$ 150,802	$ 119,982
Adjustments to reconcile net income to net cash provided (used) by operating activities		
Depreciation	100,852	116,550
Net amortization of premiums on investment securities available for sale	(3,816)	11,433
Provision for loan losses	29,312	34,000
Deferred income tax expense (benefit)	(58,762)	50,748
Gain on sale of investments	-	(3,186)
Impairment loss on investment securities available for sale	29,786	-
Gain on sales of loans	(59,620)	(18,872)
Loss on disposal of property and equipment	-	864
Net increase in prepaid expenses and other assets	(529,592)	(17,260)
Net (increase) decrease in accrued interest receivable	2,227	(29,838)
Net increase (decrease) in accrued interest and other liabilities	142,544	(56,011)
Net cash provided (used) by operating activities	(196,267)	208,410
Cash flows from investing activities		
Purchase of investment securities available for sale	(821,851)	-
Proceeds from sales of investment securities available for sale	-	886,896
Proceeds from maturities and principal paydowns on investment securities available for sale	1,671,497	287,237
Net proceeds from maturities of (investments in) certificates of deposit	(1,663,504)	201,501
Net decrease (increase) in loans to customers	(3,989,977)	1,074,168
Proceeds from redemption of Federal Home Loan Bank stock	-	115,600
Purchases of property and equipment	(44,970)	(18,031)
Net cash provided (used) by investing activities	(4,848,805)	2,547,371
Cash flows from financing activities		
Advances from Federal Home Loan Bank	4,721,000	4,000,000
Repayment of advances from the Federal Home Loan Bank	(2,271,000)	(5,850,000)
Net increase (decrease) in deposits	1,194,229	(130,416)
Net cash provided (used) by financing activities	3,644,229	(1,980,416)
Net (decrease) increase in cash and cash equivalents	(1,400,843)	775,365
Cash and cash equivalents, beginning of year	3,413,330	2,637,965
Cash and cash equivalents, end of year	$ 2,012,487	$ 3,413,330
Supplementary cash flow information:		
Cash paid during the year for:		
Interest	$ 2,385,917	$ 2,338,110
Taxes	$ 29,600	$ 46,076

The accompanying notes are an integral part of these financial statements.

Nature of Business

Effective July 1, 2006, the Bank converted from a state to a federal charter and changed its name from Auburn Savings and Loan Association to Auburn Savings Bank, FSB (the "Bank"). The Bank grants residential, consumer and commercial loans to customers primarily throughout the Lewiston/Auburn, Maine area. The Bank is subject to competition from other financial institutions. The Bank is subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities.

Reorganization

On January 11, 2008, the Board of Directors of the Bank adopted a Plan of Reorganization From a Mutual Savings Bank to a Mutual Holding Company and Stock Issuance Plan (the "Plan") under which the Bank would reorganize into a mutual holding company structure (the "Reorganization"). The Plan was subsequently approved by the Office of Thrift Supervision and a majority of the total votes eligible to be cast by voting members of the Bank. On August 15, 2008, the Bank completed the Reorganization. As part of the Reorganization, the Bank converted to a federal stock savings bank, the Bank became a wholly-owned subsidiary of Auburn Bancorp, Inc. (the "Stock Holding Company"), and the Stock Holding Company became a majority-owned subsidiary of Auburn Bancorp, MHC (the "MHC"). In connection with the Reorganization, the Stock Holding Company conducted a minority stock offering pursuant to which the Stock Holding Company sold 226,478 shares, or 45% of its common stock, at a price of $10.00 per share to eligible depositors and other members of the Bank, an employee stock ownership plan and members of the general public in a subscription and community offering. In addition, the Stock Holding Company issued 276,806 shares, or 55% of its common stock, to the MHC.

The costs associated with the reorganization are deferred and will be deducted from the proceeds upon the sale and issuance of the stock. As of June 30, 2008, reorganization costs totaled $506,812.

1. Summary of Significant Accounting Policies

The accounting policies of the Bank are in conformity with accounting principles generally accepted in the United States of America and general practices within the banking industry. The following is a description of the significant accounting policies.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

Significant Group Concentrations of Credit Risk

A substantial portion of loans are secured by real estate in the Lewiston/Auburn, Maine area. Accordingly, the ultimate collectability of a substantial portion of the Bank's loan portfolio is susceptible to changes in market conditions in the Lewiston/Auburn, Maine area.

The Bank's policy for requiring collateral is to obtain security in excess of the amount borrowed. The amount of collateral obtained is based on management's credit evaluation of the borrower. The Bank requires appraisals of real property held as collateral. For consumer loans, collateral varies depending on the purpose of the loan. Collateral held for commercial loans consists primarily of real estate.

Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits.

The Bank's due from bank accounts, at times, may exceed federally insured limits. The Bank has not experienced any losses in such accounts. The Bank believes it is not exposed to any significant risk on cash and cash equivalents.

Securities

The Bank classifies its investments as available for sale. These assets are recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income or loss.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of investment securities available for sale below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Federal Home Loan Bank Stock

Federal Home Loan Bank (FHLB) stock is a non-marketable equity security carried at cost and evaluated for impairment.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method over the contractual life of the loans.

Loans past due 30 days or more are considered delinquent. The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in process of collection. Consumer loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. Cash payments on these loans are applied to principal balances until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans that are classified as impaired, whereby an allowance is established when the discounted cash flows, collateral value or observable market price of the impaired loan is lower than the carrying value of that loan. The general component relates to pools of non-impaired loans and is based on historical loss experience adjusted for qualitative factors.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

Credit Related Financial Instruments

In the ordinary course of business, the Bank has entered into commitments to extend credit. Such financial instruments are recorded in the financial statements when they are funded.

Loan Servicing

The Bank adopted Statement of Financial Accounting Standards (SFAS) No. 156, *Accounting for Servicing of Financial Assets – an amendment to FASB Statement No. 140*, on July 1, 2007. In accordance with SFAS No. 156, the Bank capitalizes mortgage servicing rights at their fair value upon sale of the related loans. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. The effect of capitalizing loan servicing rights for loans sold and serviced was recorded as a cumulative effect adjustment at July 1, 2007.

Property and Equipment

Land is carried at cost. Buildings, furniture and fixtures, and land improvements are carried at cost, less accumulated depreciation computed on the declining balance and straight-line methods over the estimated useful lives of the assets.

Foreclosed Real Estate

Real estate properties acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed real estate.

Income Taxes

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Derivative Financial Instruments

The Bank has limited exposure to derivative financial instruments. In 2006, the Bank entered into an interest rate floor and an interest rate cap agreement to manage its interest rate risk for movement in interest rates. The Bank does not enter into derivative financial instruments for trading or speculative purposes.

The Bank accounts for the interest rate floor and cap at fair value in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended. The Bank does not use hedge accounting for the cap and floor and, therefore, changes in fair value of the agreements are reported in the statements of income. At June 30, 2008 and 2007, the total fair value of the interest rate floor and cap is $23,381 and $2,624, respectively, and is included on the balance sheet in prepaid expenses and other assets.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on investment securities available for sale, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Advertising

Advertising costs are expensed as incurred.

Reclassifications

Certain amounts in the 2007 financial statements have been reclassified to conform to the 2008 presentation.

Impact of Recent Accounting Standards

On February 15, 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, which provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. This Statement is effective for the Bank's 2009 fiscal year, with early adoption permitted for the Bank's 2008 fiscal year, provided that the Bank also adopts SFAS No. 157 for fiscal year 2008. Management is currently evaluating the potential impacts of adopting this Statement on its financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. This Statement defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement is effective for the Bank on July 1, 2008, with earlier adoption permitted for fiscal year 2008, and is not expected to have a material impact on the Bank's financial statements. In February 2008, FASB issued FASB Staff Position (FSP) No. 157-2 which delays by one year the effective date of SFAS No. 157 for certain types of nonfinancial assets and nonfinancial liabilities.

In July 2006, the FASB issued Financial Accounting Standards Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 was effective for the Bank on July 1, 2007, and did not have a material impact on the Bank's financial statements.

In March 2006, the FASB issued SFAS No. 156, *Accounting for Servicing of Financial Assets – an Amendment of FASB Statement No. 140*. The Statement amends SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, with respect to the accounting for separately recognized servicing assets and servicing liabilities. Consistent with SFAS No. 140, SFAS No. 156 requires companies to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract. However, the Statement permits a company to choose either the amortized cost method or fair value measurement method for each class of separately recognized servicing assets. The Statement is effective as of the beginning of a company's first fiscal year after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including interim financial statements. The Bank adopted SFAS No. 156 on July 1, 2007 using the amortized cost method, and the adoption of this Statement did not have a material impact on its financial statements.

2. Cash and Due from Banks

The Bank is required to maintain certain reserves of vault cash or deposits with the Federal Reserve Bank. The amount of this reserve requirement, included in cash and due from banks, was approximately $250,000 as of June 30, 2008 and 2007, respectively.

3. Securities

The amortized cost and fair value of investment securities available for sale, with gross unrealized gains and losses, are as follows:

June 30, 2008

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate bonds	$ 986,305	$ -	$ (51,600)	$ 934,705
FHLMC mortgage-backed securities	107,519	1,193	-	108,712
FNMA mortgage-backed securities	338,082	2,704	(2,030)	338,756
Small Business Administration mortgage-backed securities	5,545	104	-	5,649
U.S. Government sponsored enterprise securities	60,272	-	(24,362)	35,910
Corporate common stock	10,000	-	-	10,000
Total investment securities available for sale	$ 1,507,723	$ 4,001	$ (77,992)	$ 1,433,732

June 30, 2007

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government sponsored enterprise obligations	$ 650,000	$ -	$ (1,816)	$ 648,184
Corporate bonds	998,876	-	(6,694)	992,182
FHLMC mortgage-backed securities	151,140	72	(1,079)	150,133
FNMA mortgage-backed securities	449,827	339	(7,455)	442,711
Small Business Administration mortgage-backed securities	123,496	286	(2,428)	121,354
Corporate common stock	10,000	-	-	10,000
Total investment securities available for sale	$ 2,383,339	$ 697	$ (19,472)	$ 2,364,564

Investments with a fair value of approximately $1,433,700 and $2,364,600 at June 30, 2008 and 2007, respectively, are held in a custody account to secure certain deposits.

The amortized cost and fair value of debt securities by contractual maturity follow. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	June 30, 2008		June 30, 2007	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
One year or less	$ 250,000	$ 249,775	$ -	$ -
Over 1 year through 5 years	741,850	690,579	123,496	121,354
After 5 years through 10 years	-	-	1,648,876	1,640,366
	991,850	940,354	1,772,372	1,761,720
Mortgage-backed securities	445,601	447,468	600,967	592,844
	$ 1,437,451	$1,387,822	$2,373,339	$ 2,354,564

Information pertaining to securities with gross unrealized losses at June 30, 2008 and 2007, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
June 30, 2008						
Corporate bonds	$ 684,930	$ 51,375	$ 249,775	$ 225	$ 934,705	$ 51,600
FNMA mortgage-backed securities	-	-	144,066	2,030	144,066	2,030
U.S. Government sponsored enterprise securities	35,910	24,362	-	-	35,910	24,362
Total	$ 720,840	$ 75,737	$ 393,841	$ 2,255	$1,114,681	$ 77,992

	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
June 30, 2007						
U.S. Government sponsored enterprise obligations	$ -	$ -	$ 648,184	$ 1,816	$ 648,184	$ 1,816
Corporate bonds	-	-	992,182	6,694	992,182	6,694
FHLMC mortgage-backed securities	-	-	133,247	1,079	133,247	1,079
FNMA mortgage-backed securities	21,092	76	352,868	7,379	373,960	7,455
Small Business Administration mortgage-backed securities	-	-	109,220	2,428	109,220	2,428
Total	$ 21,092	$ 76	$2,235,701	$ 19,396	$2,256,793	$ 19,472

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At June 30, 2008, six debt securities with unrealized losses have depreciated 5% in total from the amortized cost basis. These unrealized losses related principally to current interest rates for similar types of securities compared to the underlying yields on these securities. In addition, the Bank had two U.S. Government sponsored enterprise common stock securities with unrealized losses of $24,362. At June 30, 2007, the fifteen debt securities with unrealized losses have depreciated 1% in total from the amortized cost basis. These unrealized losses related principally to current interest rates for similar types of securities compared to the underlying yields on these securities. In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer's financial condition and the Bank's ability to hold such securities. The Bank recorded an other-than-temporary impairment loss of $29,786 during 2008 on its U.S. Government sponsored enterprise securities. Management does not believe any of the remaining securities available for sale are other-than-temporarily impaired at June 30, 2008 and 2007.

For the year ended June 30, 2007, proceeds from sales of securities available for sale amounted to $886,896. Gross realized gains amounted to $4,096 and gross realized losses amounted to $910. There were no sales of securities available for sale in 2008.

4. Loans

A summary of the balances of loans follows:

	2008	2007
Mortgage loans:		
One to four family residential	$ 32,739,226	$ 31,816,996
Commercial	10,181,249	7,553,015
Construction	1,052,900	1,041,000
Equity lines of credit and loans	10,844,488	11,105,452
Undisbursed portion of construction loan	(320,904)	(123,552)
Subtotal	54,496,959	51,392,911
Commercial loans	2,102,720	1,257,188
Consumer loans	520,288	500,707
Total loans	57,119,967	53,150,806
Deferred loan origination costs	141,812	134,694
Deferred loan origination fees	(240,130)	(169,388)
Allowance for loan losses	(345,550)	(317,580)
Total loans, net	$ 56,676,099	$ 52,798,532

Nonaccrual loans amounted to $250,708 and $0 at June 30, 2008 and 2007, respectively. At June 30, 2008, interest income of $7,014 would have been recognized on these loans if interest had been accrued.

An analysis of the allowance for loan losses follows:

	2008	2007
Balance at beginning of year	$ 317,580	$ 290,472
Provision for loan losses	29,312	34,000
Loans charged off	(1,342)	(1,276)
Reclassification	-	(5,616)
Balance at end of year	$ 345,550	$ 317,580

There were no impaired loans, as defined by SFAS No. 114, at June 30, 2008 and 2007, respectively.

The Bank was servicing for others mortgage loans of approximately $10,881,000 and $9,600,000 at June 30, 2008 and 2007, respectively.

Mortgage servicing rights for mortgage loans sold are not material to the financial statements and, therefore, have not been capitalized as of June 30, 2007. Mortgage servicing rights capitalized during the year ended June 30, 2008 were $15,777 and the balance of mortgage servicing rights at June 30, 2008 was $81,164. Fair value approximates book value at June 30, 2008.

There were no loans held for sale at June 30, 2008 and 2007.

5. Property and Equipment

A summary of the cost and accumulated depreciation of property and equipment is as follows:

	2008	2007
Land and land improvements	$ 407,780	$ 404,436
Buildings	1,933,378	1,924,374
Furniture and fixtures	538,000	505,379
	2,879,158	2,834,189
Less accumulated depreciation	933,925	833,074
Net property and equipment	$ 1,945,233	$ 2,001,115

Following is a summary of estimated useful lives by asset category:

	Estimated Useful Lives (Years)
Land and land improvements	15
Buildings	5 - 40
Furniture and fixtures	1 - 10

6. Deposits

A summary of deposit balances, by type, follows:

	2008	2007
Demand accounts	$ 3,017,560	$ 2,791,567
Money market accounts	9,637,105	9,339,445
NOW accounts	2,079,669	2,240,626
Savings accounts	3,087,487	2,601,241
Certificates of deposit	19,684,753	20,779,185
Certificates of deposit, $100,000 and over	8,566,581	7,126,862
Total deposits	$ 46,073,155	$ 44,878,926

The scheduled maturities of time deposits are as follows:

	2008	2007
2008	$ -	$ 23,444,447
2009	21,855,012	4,024,775
2010	2,906,645	372,979
2011	1,947,996	53,436
2012	662,694	10,410
2013	878,987	-
	$ 28,251,334	$ 27,906,047

A summary of interest expense on deposits is as follows:

	2008	2007
Demand accounts	$ 3,672	$ 3,901
Money market accounts	281,356	325,808
NOW accounts	14,817	5,060
Savings accounts	21,152	22,067
Certificates of deposit	1,317,770	1,262,190
	$ 1,638,767	$ 1,619,026

The Bank maintains collateralization agreements with certain depositors whereby those deposits in excess of the $100,000 federally insured limit are secured by an interest in the Bank's investment instruments maintained in a custodial account held by one of the Bank's custodians. As part of the collateralization agreement, the Bank agrees to maintain the value of the collateral in the custodial account at a minimum level at least equal to 100% of the uninsured portion of these deposits. At June 30, 2008 and 2007, the value of the collateral in the custodial account was approximately $4,195,000 and $3,860,000, respectively, and the uninsured portion of the deposits was approximately $3,863,000 and $3,294,000, respectively.

7. Federal Home Loan Bank Advances

Pursuant to collateral agreements with the FHLB, advances are collateralized by all stock in the FHLB and qualifying first mortgages.

The Bank's fixed-rate advances of $15,350,000 and $12,900,000 at June 30, 2008 and 2007, respectively, mature through 2015. At June 30, 2008 and 2007, the interest rates on fixed-rate advances ranged from 2.50 percent to 6.56 percent and 3.33 percent to 6.56 percent, respectively.

The Bank's callable advance of $1,000,000 at June 30, 2008 matures in 2012. The rate is based on the three-month London Interbank Offer Rate (LIBOR). At June 30, 2008, the interest rate on this advance was 4.99 percent. The advance is callable on February 17, 2009 if LIBOR reaches 5.75 percent and quarterly thereafter through its maturity date.

At June 30, 2008, the Bank also had $661,000 available under a long-term line of credit from the FHLB. There were no amounts drawn under this line at June 30, 2008.

The contractual maturities of advances are as follows:

	2008	2007
2008	$ -	$ 1,750,000
2009	3,700,000	3,500,000
2010	5,750,000	5,500,000
2011	2,650,000	650,000
2012	2,000,000	1,000,000
2013	750,000	-
Thereafter	500,000	500,000
Total	$ 15,350,000	$12,900,000

8. Income Taxes

Allocation of federal and state income taxes between current and deferred portions is as follows:

	2008	2007
Current tax provision (benefit)		
Federal	$ 129,012	$ (6,993)
State	6,600	6,200
	135,612	(793)
Deferred federal tax provision (benefit)	(58,762)	50,748
	$ 76,850	$ 49,955

The income tax provision differs from the expense that would result from applying federal statutory rates to income before income taxes, as follows:

	2008	2007
Expected income tax expense at federal tax rate (34%)	$ 77,402	$ 57,779
Increase (reduction) in income taxes resulting from:		
Dividends received deduction	(670)	(6,268)
State tax, net of federal tax benefit	4,356	4,092
Other	(4,238)	(5,648)
Income tax expense	$ 76,850	$ 49,955
Effective income tax rate	33.8%	29.4%

The components of the net deferred tax liability, included in other assets, are as follows:

	2008	2007
Deferred tax assets:		
Allowance for loan losses	$ 117,487	$ 107,977
Expense accruals	10,067	9,548
Unrealized losses on investment securities available for sale	25,158	6,384
Other	4,357	7,276
Total deferred tax assets	157,069	131,185
Deferred tax liabilities:		
Difference between tax and book bases of property and equipment	(145,244)	(214,102)
Deferred loan fees	(73,015)	(65,593)
Mortgage servicing rights	(27,596)	-
Total deferred tax liabilities	(245,855)	(279,695)
Net deferred tax liability	$ (88,786)	$ (148,510)

The Bank has sufficient refundable taxes paid in available carryback years to fully realize its recorded deferred tax assets.

The Bank used the percentage of taxable income bad debt deduction to calculate its bad debt expense for tax purposes as was permitted by the Internal Revenue Code. The cumulative effect of this deduction of approximately $421,000 is subject to recapture, if used for purposes other than to absorb loan losses. Deferred taxes of $143,000 have not been provided on this amount because the Bank does not intend to use the tax reserve other than to absorb loan losses.

9. Financial Instruments with Off-Balance-Sheet Risk

The Bank is a party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and lines of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets.

The Bank's exposure to credit loss is represented by the contractual amount of these commitments. The Bank follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

At June 30, 2008 and 2007, the following financial instruments were outstanding whose contract amounts represent credit risk:

	2008	2007
Commitments to originate loans	$ 1,615,000	$ 854,000
Unadvanced portions of construction loans	321,000	124,000
Unadvanced portions of home equity loans	3,170,000	2,682,000
Unadvanced portions of commercial lines of credit	392,000	608,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Unfunded commitments under commercial lines of credit are commitments for possible future extensions of credit to existing customers. These lines of credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Bank is committed. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Bank, is based on management's credit evaluation of the customer.

Included in the above commitments to extend credit at June 30, 2008 were fixed rate commitments to grant loans of approximately $1,130,000 which expire in 30 days. Interest rates on these fixed rate commitments range from 6.00% to 8.50%.

Included in the above commitments to extend credit at June 30, 2007 were fixed commitments to grant loans of approximately $854,000 which expire in 30 days. Interest rates on these fixed rate commitments range from 6.75% to 9.25%.

The Bank has sold mortgage loans to the FHLB with a total outstanding balance of approximately $10,881,000 and $9,500,000 at June 30, 2008 and 2007, respectively. Under the terms of the agreement with the FHLB, the Bank has a limited recourse obligation to the FHLB in the event the borrower defaults. At June 30, 2008 and 2007, the maximum recourse obligation totaled approximately $208,000 and $229,000, respectively.

10. Legal Contingencies

Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Bank's financial statements.

11. Minimum Regulatory Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy requires the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to total assets (as defined). Management believes, as of June 30, 2008 and 2007, that the Bank met all capital adequacy requirements to which they are subject.

As of June 30, 2008 and 2007, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank's category. The Bank's actual capital amounts and ratios as of June 30, 2008 and 2007 are also presented in the table.

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
June 30, 2008						
Total capital to risk weighted assets	$ 4,688,000	11.54%	$ 3,249,280	8.00%	$ 4,061,600	10.00%
Tier 1 capital to risk weighted assets	$ 4,550,000	10.69%	$ 1,624,640	4.00%	$ 2,436,960	6.00%
Tier 1 capital to total assets	$ 4,550,000	6.85%	$ 2,655,400	4.00%	$ 3,319,250	5.00%
June 30, 2007						
Total capital to risk weighted assets	$ 4,421,000	12.17%	$ 2,872,480	8.00%	$ 3,590,600	10.00%
Tier 1 capital to risk weighted assets	$ 4,360,000	11.29%	$ 1,436,240	4.00%	$ 2,154,360	6.00%
Tier 1 capital to total assets	$ 4,360,000	6.98%	$ 2,497,400	4.00%	$ 3,121,750	5.00%

The following table presents a reconciliation of the Bank's capital determined using accounting principles generally accepted in the United States of America (GAAP) and its regulatory capital amounts:

	2008	2007
Bank GAAP capital	$ 4,517,000	$ 4,350,000
Net unrealized loss on certain securities available for sale, net of income taxes	33,000	10,000
Tier I Capital	4,550,000	4,360,000
Allowance for loan losses (excluding specific reserves)	346,000	318,000
Deduction for low-level recourse and residual interests	(208,000)	(257,000)
Total Risk-Based Capital	$ 4,688,000	$ 4,421,000

12. Employee Benefit Plan

The Bank has a 401(k) Plan whereby substantially all employees participate in the Plan. Employees may contribute up to 15 percent of their compensation subject to certain limits based on federal tax laws. The Bank makes matching contributions equal to 50 percent of the employee's contribution, up to a maximum of 3 percent of an employee's compensation contributed to the Plan. Matching contributions vest to the employee equally over a five-year period. For the years ended June 30, 2008 and 2007, expense attributable to the Plan amounted to $14,963 and $15,652, respectively.

13. Related Party Transactions

In the ordinary course of business, the Bank has granted loans to principal officers and directors and their affiliates amounting to $601,600 at June 30, 2008 and $656,400 at June 30, 2007. During the years ended June 30, 2008 and 2007, total principal additions were $29,200 and $98,400, respectively, and total principal payments and deletions were $84,000 and $141,000, respectively.

Deposits from related parties held by the Bank at June 30, 2008 and 2007 amounted to $1,601,700 and $929,200, respectively.

14. Fair Value of Financial Instruments

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Bank's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Bank.

The following methods and assumptions were used by the Bank in estimating fair value disclosures for financial instruments:

Cash and cash equivalents and certificates of deposit: The carrying amounts of cash, due from banks, deposits with the FHLB, federal funds sold and certificates of deposit approximate fair values as these financial instruments have short maturities.

Securities: Fair values for securities, excluding Federal Home Loan Bank stock, are based on quoted market prices. The carrying value of Federal Home Loan Bank stock approximates fair value based on the redemption provisions of the FHLB.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposit liabilities: The fair values disclosed for demand deposits (e.g., interest and non-interest checking, savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates of similar remaining maturity.

Federal Home Loan Bank advances: The fair values of these borrowings are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

Accrued interest: The carrying amounts of accrued interest approximate fair value.

Derivative financial instruments: The fair value of the interest rate cap and floor is based on quotations from dealers.

Off-balance-sheet instruments: The Bank's off-balance-sheet instruments consist of loan commitments. Fair values for loan commitments have not been presented as the future revenue derived from such financial instruments is not significant.

The estimated fair values, and related carrying or notional amounts, of the Bank's financial instruments are as follows:

	2008		2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
(In thousands)				
Financial assets				
Cash and cash equivalents	$ 2,012	$ 2,012	$ 3,413	$ 3,413
Certificates of deposit	2,258	2,258	594	594
Securities available for sale	1,434	1,434	2,365	2,365
Federal Home Loan Bank stock	901	901	901	901
Loans and loans held for sale, net	56,676	56,872	52,799	51,992
Accrued interest receivable	275	275	278	278
Interest rate floor and cap	23	23	3	3
Financial liabilities				
Deposits	46,073	44,829	44,879	43,124
Federal Home Loan Bank advances	15,350	15,651	12,900	12,951

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company was formed and closed its minority stock offering on August 15, 2008. Shares of the Company's common stock began trading on the OTC Bulletin Board on Monday, August 18, 2008 under the symbol "ABBB". Accordingly, no information prior to this date is available.

The Company had approximately 164 holders of record as of September 15, 2008. Certain shares of the Company's common stock are held in "nominee" or "street" name and accordingly, the number of beneficial owners of such shares is not known or included in the foregoing number.

Pursuant to a Plan of Reorganization From a Mutual Savings Bank to a Mutual Holding Company and Stock Issuance Plan, the Bank converted into a federal stock savings association and became a wholly-owned subsidiary of the Company, and the Company became a majority-owned subsidiary of the MHC. The Company filed a Registration Statement on Form S-1 (File No. 333-149723) in connection with the stock offering which, as amended, was declared effective on May 13, 2008. On August 15, 2008, 226,478 shares of common stock , or 45% of the outstanding shares, were sold to eligible depositors and other members of the Bank, an employee stock ownership plan and members of the general public at a price of $10.00 per share in a subscription and community offering and 276,806 shares of common stock, or 55% of the outstanding shares, were issued to Auburn Bancorp, MHC.

The stock offering resulted in gross proceeds of $2.3 million. Expenses related to the offering were approximately $767,000, including $155,750 paid to Keefe, Bruyette & Woods, Inc. for their services as marketing agent. No underwriting discounts, commissions or finders fees were paid in connection with the stock offering. Net investable proceeds of the offering were approximately $1.5 million.

The Company retained $600,000 of the net proceeds of the offering ($173,000 of which was loaned to the employee stock ownership plan to purchase shares in the stock offering). The Company contributed $873,000 of the net proceeds of the offering to the Bank and $25,000 of the net proceeds of the offering to capitalize the MHC. In the future, the Company may use the proceeds it retained from the stock offering to invest in securities, to repurchase shares of our common stock, including shares for our equity incentive plans and for general corporate purposes. Under current Office of Thrift Supervision regulations, we may not repurchase shares of our common stock during the first year following the stock offering, except to fund equity benefit plans or, with prior regulatory approval, when extraordinary circumstances exist. The Bank invested the proceeds it received from the stock offering in short-term, liquid investments. Over time, the Bank may use the proceeds that it receives from the stock offering to fund new loans, to invest in securities, to pay down borrowings from the Federal Home Loan Bank of Boston and for general corporate purposes.

In order to retain capital to support the continued growth of Auburn Savings Bank, we do not intend to pay cash dividends on the Company's common stock. In determining whether or not to pay dividends in the future, our board of directors will take into account our financial condition and results of operations, capital requirements, tax considerations, statutory and regulatory limitations and general economic conditions. No assurances can be given that any dividends will be paid or that, if paid, any dividends will not be reduced or eliminated in future periods. Special cash dividends, stock dividends or returns of capital may, to the extent permitted by regulations, be paid in addition to, or in lieu of, regular cash dividends.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On September 19, 2006, the Bank appointed Berry, Dunn, McNeil & Parker as our independent accountants and dismissed Baker Newman Noyes, LLC, which had performed an audit of our financial statements as of and for the year ended June 30, 2006. The Board of Directors participated in and approved decision to change independent accountants.

Baker Newman Noyes, LLC's report on our financial statements as of and for the fiscal year ended June 30, 2006 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal years ended June 30, 2006 and 2005 and through September 19, 2006, there were no disagreements with Baker Newman Noyes, LLC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Baker Newman Noyes, LLC, would have caused them to make reference to the subject matter of the disagreements in its reports.

DIRECTORS AND OFFICERS
OF AUBURN BANCORP, INC. AND AUBURN SAVINGS BANK, FSB

Directors

Claire D. Thompson, Chairman
CPA and shareholder, Austin Associates, PA

Philip R. St. Pierre, Vice Chairman
Owner, Victor News Company Inc.

Bonnie G. Adams
Personal representative for Bo-Ed, Inc., a commercial real estate developer

August M. Berta
Retired

Peter Chalke
President and Chief Executive Officer, Central Maine Medical Center and Central Maine Healthcare

M. Kelly Matzen
Senior Partner, Trafton & Matzen, LLP

Sharon Millett
President and Owner, Millett Realty, Inc.

Allen T. Sterling
President and Chief Executive Officer

Officers

Allen T. Sterling, *President and Chief Executive Officer*
Martha Adams, *Senior Vice President & Operations Officer*
Rachel A. Haines, *Senior Vice President, Treasurer & Secretary*
Bruce M. Ray, *Senior Vice President & Loan Manager*
Jason M. Longley, *Vice President & Commercial Loan Officer*

BANKING LOCATIONS

Main Office
256 Court Street
Auburn, ME 04210
Phone (207) 782-6871
Fax (207) 782-7055

Lewiston Branch
325 Sabattus Street
Lewiston, ME 04240
Phone (207) 782-0400
Fax (207) 782-5444

Corporate Information

Corporate Headquarters
256 Court Street
Auburn, ME 04210
Phone (207) 782-6871
Fax (207) 782-7055

Independent Auditors
Berry, Dunn, McNeil & Parker
100 Middle Street, P.O. Box 1100
Portland, ME 04104-1100
Phone (207) 775-2378
Fax (207) 774-2375

General Counsel
Nutter, McClennen & Fish
World Trade Center West
155 Seaport Boulevard
Boston, MA 02210-2604
Phone (617) 439-2000
Fax (617) 310-9477

Transfer Agent/Registrar
Registrar & Transfer Company
10 Commerce Drive
Cranford, NJ 07016
Phone (800) 525-7686
Fax (908) 497-2314

Common Stock
The Company's common stock is traded on the Over The Counter Bulletin Board under the symbol: "ABBB"

Investor and Shareholder Information
Requests for information by shareholders and investors interested in Auburn Bancorp may contact:
Allen T. Sterling, President & CEO
Investor Relations
325 Sabattus Street
Lewiston, ME 04240
Phone (207) 782-0400
Fax (207) 782-5444
Email: allensterling@auburnsavings.com

Corporate Website and Internet Banking
www.auburnsavings.com

Annual Meeting
The Annual Meeting of Shareholders will be held Tuesday, November 18, 2008 at 2:00 p.m., local time, at the Ramada Inn on Pleasant Street in Lewiston, Maine.

AUBURN BANCORP

256 Court Street
P.O. Box 3157
Auburn, ME 04212

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